2023

PAKTLI

PAKTLIFOODS.COM   786.439.7120   SEENA@PAKTLIFOODS.COM   @PAKTLIFOODS

TABLE OF CONTENT



THE PROBLEM & COMPETITORS

THE PROBLEM

Consumer Preferences:

- Natural Product Demand
- Real Ingredients, No Artificial Additives
- A Connection to Cultural Heritage

Today's Snacks Fall Short



COMPETITORS:

1. UNDERCOVER QUINOA CRISPS

- Distribution: Sold in Major Grocery Stores with amazon sales of $10,000 in the 8 packs per flavor and $60,000 in the packs of 70 mini snacks (.25 oz.)
- Category: Similar Bagged Snack Category
- Offer: Quinoa Crisps with Chocolate

Distinction: Lower Quality Non-organic Chocolate, Crispy Quinoa

2. MEZCLA

- Product Type: Protein Bar-Style Snack
- Ingredients: Contains Pea Protein and Quinoa Crisps
- Availability: Retail in Wholefoods nationwide and other natural and independent stores as well as Amazon.com.

Our Advantage: Organic Ingredients, Superior Chocolate Quality, Unique Grain Varieties (Puffed Quinoa, Millet, Amaranth) culturally rich product

PAKTLI

THE SOLUTION

PAK · TLI

(n o u n)

Translates to JOY in Nahuatl, the language of the Aztecs

Inspired by the Mexican delight known as alegrias, embodying the spirit of joy

JOY in Spanish, reflecting the universal appeal of our products

PAKTLI

THE SOLUTION - PAKTLI

certified WBENC WOMEN'S BUSINESS ENTERPRISE

2023 CERTIFIED Ohio WBE Women-Owned Business Enterprise

PRODUCT OVERVIEW

- Paktli offers a nutritious ancient grain snack
- Organic and gluten-free, with vegan and soy-free variants
- Comprising highly nutritious ancient grains, often referred to as superfoods:

Puffed Amaranth

Puffed Quinoa

Puffed Millet

- Enhanced with chocolates, whole dried fruits, and seeds


PAKTLI
MILK CHOCOLATE


PAKTLI
PUFFS
MILK CHOCOLATE
WHITE CHOCOLATE

PRODUCT RANGE

Snacks (Transitioning to Bite-Size Pieces):

- 2oz. pouches plus 2 more sizes.
- Ideal for On-the-Go
- Available in 4 Flavors:

White Chocolate

Milk Chocolate

55% Bittersweet with Dried Blueberries and Cacao Nibs

70% Extra Dark with Dried Cranberries and pepitas (pumpkin seeds)

- Organic, Gluten-Free, with Vegan and Soy-Free Options

Puffs (Crumbly Format):

- Perfect for Sprinkling Over Yogurt, Fruit, or Ice Cream
- Available in the Same Flavor Range as Snacks

PAKTLI

TARGET MARKET

TARGET AUDIENCE:

Age Range: 25 – 65 years

Preference for Natural and Organic Foods that read ingredients and food labels.

Frequent Purchase of Snacks for the Entire Household

FOCUS

Tailored for Adventurous Food Enthusiasts

Appreciates and Celebrates Cultural Diversity

Characterized by Inquisitiveness and Curiosity

EXPANSION OPPORTUNITY

Explore the Women and Kids Segment

Offer Healthy Snack Options for Families

Proudly a Woman-Owned and Minority Business

certified WBENC WOMEN'S BUSINESS ENTERPRISE

2023 CERTIFIED OhioWBE Women-Owned Business Enterprise

PAKTLI

BUSINESS MODEL & GROWTH STRATEGY

CURRENT SALES CHANNELS

Farmers Markets: Direct engagement with local consumers. We have created following and collected valuable feedback.

DTC Online Sales: Direct-to-Consumer online platform and amazon.

Local and National Independent Specialty & Coffee Shops: Collaborative presence in niche outlets. (70+ locations)

Wholesale marketplace platforms: FAIRE.COM

CUSTOMER ENGAGEMENT METRICS

Mailing List: Currently, we have an active mailing list with **600 subscribers**.

Repeat Business Rate: Achieving a remarkable **50%+** repeat business rate.

Average Online Customer Spend: Our online customers, on average, spend **$500 per year**.

These strategic initiatives capitalize on our **current strengths** and aim to further **accelerate growth**.

PAKTLI

CURRENT SALES GROWTH

SALES GROWTH

DTC profit of 72%


$16,000
$60,000
$81,000
$100,000
2020
(4 months)
2021
2022
2023
(Projected)

PAKTLI

EXPANSION & GO-TO-MARKET APPROACH

EXPANSION STRATEGY

National Retail Growth (e.g., Kroger): Expanding our presence in national retail chains.

Diversifying with Bite-Sized Product: Introducing new product formats to reach broader markets.

Investing in Production Machinery: Scaling up production capabilities to meet growing demand.

Onboarding with a co-manufacturer that will provide all the necessary certifications (Organic, gluten-free, kosher, as well as compliance management and required food safety regulatory processes.

Enhancing DTC Business

Referral Performance Marketing: Leveraging referrals to boost direct-to-consumer (DTC) sales.

Amazon Sales: Expanding our presence and sales on the Amazon platform.

This comprehensive strategy aims to **drive growth** by accessing **new markets** while **strengthening** our **existing ones**.

RETAIL EXPANSION DETAILS

Collaborating with experienced broker companies to access retailers.

Initial focus on natural channels such as Erewhon, Sprouts, Whole Foods, etc.

Exploring alternative markets, including airports and universities.

Strong interest from Kroger, targeting stores like King Sooper and Marianos

Partnering with a broker specialized in Kroger.

Venturing into the coffee industry, including larger chains like Starbucks.

GO-TO-MARKET STRATEGY

Shifting focus from farmers markets to broader retail channels.

Increasing brand visibility through targeted social and search advertising.

Increasing our presence in targeted trade shows (fancy food show, natural expos and coffee fest.

Expanding and optimizing our existing direct-to-consumer (DTC) platforms to improve conversion rates.

Actively pursuing expansion in national grocery chains and specialty retail outlets.

PAKTLI

KEY MILESTONES

CURRENT STATUS

Bootstrapped for now.
Secured a $30,000 grant from Main St. Ventures.
Successfully completed Goldman Sachs’ 10ksb and Mortar business accelerator programs.

MILESTONES

01

PRODUCTION SCALING AND EQUIPMENT ACQUISITION

Invest in production machinery to meet the growing demand.

Acquire a cereal forming machine to significantly enhance production capacity.

Co manufacturer will have all of the required equipment to produce at scale besides the forming machine provided by us.

02

PRODUCT DEVELOPMENT AND DIFFERENTIATION

Our current product is handmade, reflecting our commitment to quality.

Introducing new SKUs: Bite-size snacks in handheld, stand-up pouches.

Enabling national grocer purchases to expand our market reach.

Mechanized production, allowing for increased sales volume.

03

PRODUCT LAUNCH AND RETAIL EXPANSION

Develop and launch our new product line.

Expand into local and national specialty shops and national retail chains in the natural space at first (whole foods, sprouts, Erewhon, etc.) and the alternative and conventional markets with a focus on natural snacks.

04

ONLINE GROWTH AND MARKETING

Strengthen our online presence and enhance the user experience.

Implement targeted marketing strategies to drive Direct-to-Consumer (DTC) and Amazon sales.

05

REVENUE GROWTH AND SUSTAINABILITY INITIATIVES

Achieve revenue targets and drive consistent sales growth.

Implement sustainable practices in packaging and sourcing, with a focus on eco-friendly certifications.

GROWTH PROJECTIONS

YEAR
2024

Co-manufacturer set up and product build out.

Natural and independent channels expansion through brokers and our own DTS channels: faire.com, coffee expos, natural product expos, Fancy food show expos.

Leverage our Kroger contact and start in their specific natural stores (Kings Soopers, Marianos, etc)

Store count **500 stores**

REVENUE
$500,000

YEAR 2
2025

Increase our store count and build on more natural channel regionally and other independent and alternative channels:

- Airports
- Universities
- Big coffee retailers (Starbucks)
- High end conventional stores.

Store count **2,000 stores**

REVENUE
$850,000

YEAR 3
2026

Consolidate in natural Channel stores (Whole Foods, Sprouts, Fresh Market) on a more regional level.

Consolidate in more independent stores and alternative channels.

Grow our conventional channel as well.

Store count **3,000 stores**

REVENUE
$1,000,000

YEAR 4
2027

Massive growth in natural stores with national expansion (Whole Foods, Sprouts, Fresh Market), and conventional and alternative channels.

Store count **8,000 stores**

REVENUE
$2,500,000

YEAR 5
2028

Exponential growth in all channels

Explore exit options of selling to larger corporations at this point.

Store count **30,000 stores**

REVENUE
$9,500,000

THE ASK AND USE OF FUNDS



We are seeking to raise **$150,000**, and here's how we plan to allocate these funds:

- $20,000 for Inventory: To kickstart our production.
- $5,000 Consultancy with "Product and Prosper" Go to retail accelerator.
- $20,000 for Broker Fees: To establish ourselves in the natural retail space, independent outlets, and conventional retailers supporting natural snacks.
- $40,000 for Co-Manufacturing Expenses: To produce our initial inventory portfolio.
- $15,000 for Marketing and Advertising: To scale our Amazon stores and boost DTC sales on our website.
- $30,000 for Trade Show Expenses: Including participation in events like the Fancy Food Show, Expo East and West, and Coffee Festivals to enhance our presence
- $20,000 for Packaging and Shippers: To optimize product presentation in stores.

Additionally, **we are secured a $45,000 state loan** (with 0 % interest), specifically for minority and women-owned certified businesses. This will enable us to **purchase a cereal forming machine, increasing production capacity to 200 lbs. per hour** for bite-sized snacks.

PAKTLI

MEET THE PAKTLI TEAM



SEENA CHRITI
Founder, Owner, and CEO

20+ years food experience with extensive food media projects in TV, newspapers and magazines.

This is the dedicated and capable team that drives our business forward, from production to sales and financial management, with experienced advisors and consultants supporting our growth.

PRODUCTION

CURRENT

Production Facility: Findlay Incubator Kitchen.

Production Team: Comprising 7 women.

Daily Output: Currently producing 3,000 units per day handmade with limited capacity.

FUTURE

Onboarding with the Covenance group a specialized co manufacturing facility with all the required capacities and certifications.

CONSULTANTS

Kris Widener

Caroline Grace (Product & Prosper)

Alexander Drummond

FINANCIAL MANAGEMENT

Accounting: Handled by Apro Consulting.

Business Advisors: Gino Di Giovanni from SBDC.

LOCAL DTC SALES AND MARKETING

Farmers Market Sales Team: Staffed by 4 women.

Annual Markets/Pop-up Events: Averaging 100 events per year.


#WORKHARD
FINDLAY KITCHEN



THE TIMING IS PERFECT - HERE'S WHY

Massive Market Shift: The market is currently witnessing a monumental shift towards natural and nostalgic foods. The good news? Paktli is at the forefront of this trend.

Explosive Demand for Better-for-You Snacks: The better for you snack category is experiencing explosive demand, and consumers are actively seeking culturally rich food experiences.

Innovation Meets Familiarity: People crave innovative textures, but they also want connections to the familiar. Our product strikes the perfect balance, delivering both innovation and comfort.

Proven Loyalty: Our repeat customers are a testament to our product's excellence and the care we put into every bite. They keep coming back for more, and their loyalty is a powerful endorsement.

The time to seize this opportunity is now. Paktli is uniquely positioned to thrive in this environment, making it the **perfect moment to invest and grow with us**.